FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2. Dates of Material Change

May 23, 2023 and May 26, 2023

Item 3. News Release

The Company issued news releases on May 23, 2023 and May 26, 2023 announcing the material change described herein, which were disseminated through the facilities of Globe Newswire on May 23, 2023, and on May 26, 2023, respectively, and were subsequently filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Item 4. Summary of the Material Change

On May 23, 2023, Integra announced that in connection with the previously announced at-market merger of Integra and Millennial Precious Metals Corp. ("Millennial") by way of a court-approved plan of arrangement that was completed on May 4, 2023 (the "Arrangement"), the Company would consolidate all of its common shares (the "Common Shares") on the basis of one (1) new post-consolidation Common Share for every two and a half (2.5) existing pre-consolidation Common Shares (the "Consolidation").

On May 26, 2023, Integra announced, further to its May 23, 2023 news release, the completion of the Company's proposed Consolidation of its Common Shares.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On May 23, 2023, Integra announced that in connection with the previously announced at-market merger of Integra and Millennial, the Company would complete the Consolidation.

On May 26, 2023, Integra announced the completion of the Consolidation.

The Consolidation reduced the number of outstanding Common Shares from 171,943,828 to approximately 68,777,531. Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units and deferred share units. No fractional Common Shares were issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued were rounded to the nearest whole Common Share.

A letter of transmittal with respect to the Consolidation will be mailed to the Company's registered shareholders. All registered shareholders will be required to send their certificate(s) or direct registration system advices representing pre-Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's registrar and transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post-Consolidation positions. A copy of the letter of transmittal is filed on the Company's issuer profile on SEDAR at www.sedar.com.

The post-Consolidation Common Shares commenced trading on the TSX Venture Exchange (the "TSXV") and the NYSE American under its new CUSIP number 45826T509 (ISIN CA45826T5098) at market open May 26, 2023. The trading symbol for the Company's Common Shares on the TSXV remains "ITR" and the trading symbol for the Company's Common Shares on the NYSE American remains "ITRG".

Millennial Warrants

Pursuant to the Arrangement in connection with the at-market merger of Integra and Millennial, each Millennial warrant to purchase common shares (a "Millennial Warrant") will, upon the exercise of such rights, entitle the holder thereof to be issued and receive for the same aggregate consideration, upon such exercise, in lieu of the number of Millennial common shares (each, "Millennial Share") to which such holder was theretofore entitled upon exercise of such Millennial Warrants, the kind and aggregate number of Common Shares that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants. All other terms governing the warrants, including, but not limited to, the expiry date, exercise price and the conditions to and the manner of exercise, are the same as the terms that were in effect immediately prior to the effective time of the Arrangement, and shall be governed by the terms of the applicable warrant instruments. Pursuant to the Consolidation, proportionate adjustments have been made to the aggregate number of Common Shares that such holder is entitled to upon exercise of such Millennial Warrants and to the exercise price of the Millennial Warrants.

Prior to the completion of the Arrangement, a class of Millennial Warrants was listed on the TSXV under the trading symbol MPM.WT (the "Listed Millennial Warrants"). The Listed Millennial Warrants will continue trading on the TSXV as Millennial Warrants, under their existing trading symbol, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or delisting. Pursuant to the Consolidation, the exercise price of the Listed Millennial Warrants has been adjusted from CDN$0.55 to CDN$1.375 and every one (1) Listed Millennial Warrant is now exercisable to acquire 0.092 of a Common Share.

As required by the warrant indenture in respect of the Listed Millennial Warrants, Integra has entered into a supplemental warrant indenture in respect of such warrant indenture governing the Listed Millennial Warrants. A copy of the supplemental warrant indenture is available on Millennial's and Integra's respective SEDAR profiles at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

Andree St-Germain
Chief Financial Officer
778-873-8190

Item 9. Date of Report

June 1, 2023

Forward looking and other cautionary statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐ looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the recently completed merger with Millennial; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Integra and Millennial, and realization of benefits therefrom; Integra and Millennial's ability to complete its planned exploration programs; Integra and Millennial's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; possible variations of mineral grade or recovery rates; title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although Integra and Millennial have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.